MITEL NETWORKS CORPORATION

350 Legget Drive

Ottawa, Ontario

K2K 2W7

April 24, 2015

Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Registration Statement on Form S-4 (Registration No. 333-203167), filed on April 1, 2015 and amended on April 10, 2015, April 16, 2015 and April 21, 2005

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, Mitel Networks Corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced registration statement (the “Filing”), so as to become effective at 9:00 a.m. (Eastern Time) on April 28, 2015, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam M. Givertz at (416) 504-0525 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours, MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Greg Hiscock Vice President, General Counsel & Corporate Secretary

cc:	Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP